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                             February 3, 2022

       Daniel Okelo
       Chief Executive Officer
       Privacy & Value Inc.
       2261 Rosanna Street
       Las Vegas, Nevada 89117

                                                        Re: Privacy & Value
Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2021
                                                            Filed September 10,
2021
                                                            File No. 333-256885

       Dear Mr. Okelo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the period ended July 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-1

   1. Please file a revised report of your independent registered accounting firm that complies with paragraphs .08 and
..09 of PCAOB Auditing Standard 3101. We refer you to
                                                        comments 8 and 3 in
your letters dated July 26, 2021 and August 4, 2021, respectively.
       Consolidated Financial Statements, page F-1

   2.                                                   Please revise your
Statement of Comprehensive Income and Loss, Statement
                                                        of Stockholder   s
Equity and Statement of Cash Flows to refer to the correct period of
                                                        (inception) April 21,
2021 through July 31, 2021. We refer you to comment 9 of your
                                                        July 26, 2021 response
letter.
 Daniel Okelo
FirstName LastNameDaniel Okelo
Privacy & Value Inc.
Comapany3,NamePrivacy
February   2022       & Value Inc.
February
Page 2 3, 2022 Page 2
FirstName LastName
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

3. Please revise to include a discussion of your revenue recognition policy under ASC 606, which became effective for annual reporting periods beginning after December 15, 2019.
         We refer you to comment 4 in your response letter dated August 4, 2021.
Item 9A. Controls and Procedures, page 7

4. Please revise to disclose any changes in internal control over financial reporting that occurred during the last fiscal quarter. In this regard, your disclosure refers to the fourth quarter of your "2019" fiscal year. Similarly, your October 31, 2021 Form 10-Q refers to the first quarter of your "2021" fiscal year. Refer to Item 308(c) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology